BDO

Tel: 954-989-7462
Fax: 954-962-1021
www.bdo.com

515 E Las Olas Blvd, 5th Floor
Fort Lauderdale, FL 33301

Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C. 20549

Dear Sirs/Madams:
We have read Item 4.01 of Solitron Devices, Inc. Form 8-K dated January 11, 2019 and filed on January 17, 2019, and have the following comments:

In regards to the,

- First paragraph, we agree with the statement in the first sentence. We have no basis on which to agree or disagree with the statement in the second sentence.

- Second paragraph, we agree with the statements.

- Third paragraph, we agree with the statements.

- Fourth paragraph, we disagree that the first "Resolved Disagreement" was a disagreement, as explained below; we are unable to agree or disagree that the second "Resolved Disagreement" was resolved because it is unclear what "disagreement" is being referred to, as explained below; and we agree that the "Unresolved Disagreement" was not resolved.

- Fifth paragraph, we agree with the first, second, third and fifth sentences. We disagree with the fourth and sixth sentences. We did not communicate that the proper treatment of the fiscal 2017 inventory adjustment (the excess and obsolescence "E&O" charge) was a change in accounting principle, nor did we communicate that a restatement was necessary. We communicated to the Company that it needed to provide competent evidential matter to support their analysis of the accounting for and disclosure of the E&O charge, including the appropriate periods in which to account for it. At the time of termination there was no disagreement on this matter. We have no basis to agree or disagree with the statement in the seventh sentence.

- Sixth paragraph, with respect to the second Resolved Disagreement, we disagree with the characterizations of the reasons for and purpose of the 10A investigation in the first and second sentences and are therefore unclear as to what is being referred to as a "disagreement". In a letter to the Company dated January 18, 2018, BDO explained the reason for the 10A investigation:

  "Since January 8, 2018, we have not been made aware of any meaningful progress in regards the following:

  1) BDO's continued request that the Company complete an investigation in accordance with Section 10A into 1) the statements made during

the August 2 interview of the Consultant regarding a February 9, 2016 anomaly and the assertions in the August 11 Analysis, 2) the factors that led to the Company's not properly maintaining historical inventory reserves, including excess and obsolescence and estimated wafer yield loss reserves, and 3) the recent significant change in position by the Company (which is counter to multiple statements made to the public by the Company on Form 8K) as to the methods by which it would determine such inventory reserves.

2) BDO's request for competent evidential matter supporting the amount of any inventory adjustment as of and for the period ended February 28, 2017, and the amount of such adjustment for relevant prior reporting periods."

We disagreed with the Company's initial approach to the Section 10A investigation. The Company adjusted its approach which resolved this disagreement.

We have no basis to agree or disagree with the statements in the third and fourth sentences, because we are unclear what assertions are being referred to.

We agree with the statements in the sixth and eighth sentences.

We have no basis to agree or disagree with the statements in the fifth, seventh or ninth sentences.

- Seventh paragraph, we have no basis to agree or disagree with the statements in the first, third, sixth and eighth sentences.

We disagree with the second sentence. BDO communicated that US GAAP requires an entity to evaluate the appropriate classification of inventory as a current or long-term asset.

We agree with the statements in the fourth, fifth, ninth, twelfth, thirteenth and fourteenth sentences.

We disagree with the statements in the seventh, tenth, and eleventh sentences.

When the Section 10A investigation was completed, we requested management to consider the findings of the investigation in light of the inventory balances recorded as of February 28, 2017 and February 29, 2016. In the last draft version, that we received from the Company, of its Form 10-K for the year ended February 28, 2017, dated November 19, 2018, the Company segregated amounts of long-term inventory on the balance sheets, $691,000 and $1.618 million, respectively, for February 28, 2017 and February 29, 2016 (representing

approximately 19% and 44%, respectively, of the net inventory of approximately $3.7 million at each of those year ends), but did not disclose the material change to the February 29, 2016 balance sheet as a correction of an error. We communicated to management that this material change, to present a portion of the Company's inventory as a long-term asset that was previously presented as a current asset, is the correction of an error that mandates disclosure in and restatement of the prior period financial statements as of February 29, 2016.

We have no basis to agree or disagree with the statement in the fifteenth sentence.

- Eighth paragraph, we have no basis to agree or disagree with the statements made.
- Ninth paragraph, we disagree with the statement. In our draft communication to those charged with governance, provided to the Company on October 29, 2018, we communicated our belief that the Company had the following material weaknesses:
  - Internal controls over accounting for, valuation of, disclosure of and presentation of inventory balances and transactions;
  - Lack of sufficient qualified accounting personnel and policies and procedures; and
  - Segregation of duties within the accounting process.
- Tenth paragraph, we agree with the statement.

At the time of our termination, subject to the resolution of the Unresolved Disagreement, we had substantially completed our audit.

Yours truly,

BDO USA, LLP